02044608

SEC MAIL RECEIVED PROCESSING
JUN 28 2002
WASH, D.C. 155 SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

---------------

**FORM 11-K**

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2001

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

---------------

Commission file number 001-07107

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOUISIANA-PACIFIC
HOURLY 401(k) AND
PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOUISIANA-PACIFIC CORPORATION
805 S.W. BROADWAY, SUITE 1200
PORTLAND, OREGON 97205-3303

PROCESSED
JUL 03 2002
THOMSON FINANCIAL

# LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

## Index to Financial Statements and Schedules



Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

Exhibit 23 – Consent of Independent Auditors

Deloitte & Touche LLP
Suite 3900
111 S.W. Fifth Avenue
Portland, Oregon 97204-3642

Tel: (503) 222-1341
Fax: (503) 224-2172
www.deloitte.com

Deloitte & Touche

## INDEPENDENT AUDITORS' REPORT

To the Louisiana-Pacific Qualified Retirement
Plans Administration Committee

We have audited the accompanying statement of net assets available for benefits of the Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 2000 were audited by other auditors whose report, dated June 8, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 14, 2002

Deloitte
Touche
Tohmatsu

# LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
## DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| ASSETS: | | |
| Cash | $ 274,166 | $ 489,410 |
| Investments at fair value: | | |
| Money market account | 9,018,059 | 9,104,071 |
| Louisiana-Pacific Corporation common stock | 42,158,011 | 58,281,707 |
| Mutual funds | 17,898,299 | 14,683,735 |
| Participant loans | 227,517 | 430,612 |
| Total investments | 69,301,886 | 82,500,125 |
| Contribution receivable | 60,904 | 3,012,460 |
| Total assets | 69,636,956 | 86,001,995 |
| LIABILITIES - Administrative expenses payable | 127,375 | 66,958 |
| NET ASSETS AVAILABLE FOR BENEFITS | $69,509,581 | $85,935,037 |

See notes to financial statements.

# LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

## STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
## YEARS ENDED DECEMBER 31, 2001 AND 2000

| | 2001 | 2000 |
|---|---|---|
| ADDITIONS: | | |
| Investment income (loss): | | |
| Dividend income | $ 1,539,777 | $ - |
| Interest income | 347,906 | - |
| Net depreciation in fair value of investments (includes realized gains and losses) | (8,650,162) | - |
| Total investment loss | (6,762,479) | - |
| Employer contributions | 2,360,073 | |
| Employee contributions | 4,887,641 | |
| Transfers from other plans | 41,860 | 85,935,037 |
| Total additions | 527,095 | 85,935,037 |
| DEDUCTIONS: | | |
| Administrative expenses | (580,215) | - |
| Distributions to participants | (16,372,336) | - |
| Total deductions | (16,952,551) | - |
| NET INCREASE (DECREASE) | (16,425,456) | 85,935,037 |
| NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR | 85,935,037 | - |
| NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR | $69,509,581 | $85,935,037 |

See notes to financial statements.

# LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

## NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2001 AND 2000

### 1. DESCRIPTION OF PLAN

The following brief description of the Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the original Plan document for detailed information.

***General*** – The Plan is a defined contribution and profit sharing plan covering all hourly employees of Louisiana-Pacific Corporation (the "Plan Sponsor" or "LP"), except those members of a collective bargaining unit and temporary, leased and non-resident aliens who receive no U.S. income. The Plan is designed to comply with applicable provisions of the Internal Revenue Code (the "Code") and the Employee Retirement Income Security Act of 1974 ("ERISA"). Any employee noted above may become a participant immediately upon hire. The Plan is administered by an administrative committee (the "Plan Administrator"), comprised of three members appointed by LP.

***Contributions*** to the Plan include (i) salary reduction contributions authorized by participants, (ii) matching contributions made by LP, (iii) discretionary profit sharing contributions made by LP, and (iv) new participant rollovers from other qualified plans or conduit IRAs.

Each participant may authorize LP to contribute into the Plan on a pre-tax basis from 1% to 15% of eligible compensation. The contribution is subject to a maximum of $10,500 for 2001 and 2000.

LP makes a matching contribution of 100% of the first 3% and 25% of the next 2% of eligible compensation deferred by a participant. LP may also make a discretionary profit sharing contribution in the form of LP common stock, or cash to purchase LP common stock (a nonparticipant-directed investment) up to 3% of eligible compensation. Participants must be employed on the last day of the Plan year to receive profit sharing contributions.

***Vesting of Benefits*** – Participants are immediately 100% vested in their own contributions.

A participant shall become fully vested in employer contributions in the Plan upon the first of the following events to occur while employed by LP:

- Completion of five years of service (three years of service for the matching account of a participant with an hour of service on or after October 1, 2001)
- Death
- Attainment of age 65 (age 60 for the amounts transferred from the ESOT--see discussion below) and the 2000 employer contribution to the profit sharing account)

***Distribution of Benefits*** are made upon the occurrence of any one of the following:

- Normal retirement of the participant at age 65;
- Death of the participant; or

- Termination of employment.

Distribution to a participant or beneficiary will be made in one lump sum distribution. Installment distributions are not permitted.

***Loans to Participants*** – Under the merger of a previous plan into the Plan, existing loans were transferred into the Plan. New loans are not permitted under the current Plan.

***Hardship Withdrawals*** – No amounts may be withdrawn from a salary deferral account before a participant terminates employment with LP or attains the age of 59-1/2, except by reason of financial hardship. All requests for hardship withdrawals require the consent of the Plan Administrator.

***Forfeitures*** – Plan funds forfeited by participants who terminated employment before they were vested may be used to pay Plan expenses or be used to offset the amount LP would have otherwise contributed for the plan year. In 2001, the amount forfeited was $98,456.

***Transfers from Other Plans*** – Effective December 31, 2000, the stock bonus plan ("ESOT"), 401(k) and matching contribution components of the former plan ("Plan 038") were merged with and into the profit sharing contribution component of the Plan ("Plan 041"). On October 25, 2001, the assets of the Louisiana-Pacific Corporation Select Hourly 401(k) Plan and Trust (which consists of employees of the Gwinn, Michigan plant) were transferred into the Plan. Prior to October 25, 2001, the Plan excluded employees of the Gwinn, Michigan plant.

***Employer Allocated Investments*** – Beginning in 2000 under Plan 038 and continuing in Plan 041, participants are entitled to transfer a portion of their employer allocated investment holdings (ESOT contributions) annually to the Plan's other participant-directed investment options so that all employer allocated investment holdings are transferred to participant-directed investments by 2002. Also in 2002, the profit sharing contributions will become participant-directed investments.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Accounting*** – The accompanying financial statements have been prepared on the accrual basis of accounting.

***Valuation of Financial Instruments and Income Recognition*** – The carrying amounts of cash and cash equivalents, contribution receivable and loans approximate fair value due to the short-term maturity of the instruments.

The Plan's investments in mutual funds and LP common stock are valued at fair value which is determined by quoted market prices.

Dividend income is recorded on the ex-dividend date. Interest is recorded when earned. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from sales of investments are recorded on the average cost method.

***Benefit Payments*** are recorded when disbursed.

*Use of Estimates* – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein as well as disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

*New Accounting Pronouncements* – In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133"). SFAS No. 133, as amended, requires that an entity recognize all derivatives and measure those instruments at fair value.

The Plan adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not impact the Plan's financial statements as the Plan has no derivatives.

## 3. PLAN TERMINATION

LP reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the interest of each participant in the Plan will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code. Upon termination of the Plan, the Plan Administrator shall pay all liabilities and expenses of the Plan.

## 4. ADMINISTRATION OF PLAN ASSETS

The assets of the Plan are managed by the Trustee ("Charles Schwab Trust Company" or the "Trustee"), who invests cash received, dividends and interest income, and makes distributions to participants. The Trustee also administers the receipt of principal and interest on the loans outstanding.

Certain administrative functions are performed by officers or employees of LP or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses are paid by the Plan. Administrative expenses that are not permitted to be paid by the Plan are paid by LP.

## 5. INVESTMENTS

The following assets held by the Plan represent 5% or more of the Plan's net assets at December 31:

| | 2001 | 2000 |
|---|---|---|
| Charles Schwab Institutional Advantage Money Fund | $ 9,018,059 * | $ 9,104,071 * |
| Montag & Caldwell Growth Fund | 7,920,097 | 8,885,454 |
| Louisiana-Pacific Corporation common stock | 42,158,011 ** | 58,281,707 ** |

* Includes $2,449,352 and $4,347,340 of nonparticipant-directed investments at December 31, 2001 and 2000, respectively.

** Includes $24,346,171 and $45,751,366 of nonparticipant-directed investments at December 31, 2001 and 2000, respectively.

## 6. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to the nonparticipant-directed investments (see Note 1) is as follows as of and for the years ended December 31, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Net assets available for benefits: | | |
| Louisiana-Pacific Corporation common stock | $24,346,171 | $45,751,366 |
| Money market account | 2,449,352 | 4,347,340 |
| Contribution receivable | - | 2,732,173 |
| Administrative expenses payable | (6,369) | (66,958) |
| | $26,789,154 | $52,763,921 |
| Changes in net assets available for benefits: | | |
| Total investment loss | $ (3,521,005) | $ - |
| Distributions to participants | (6,933,415) | - |
| Administrative expenses | (24,216) | - |
| Transfers to participant-directed investments | (15,496,131) | - |
| Transfer from other plan | - | 52,763,921 |
| | (25,974,767) | 52,763,921 |
| Beginning net assets available for benefits | 52,763,921 | - |
| Ending net assets available for benefits | $26,789,154 | $52,763,921 |

## 7. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of money market funds and mutual funds managed by Charles Schwab Investment Management, Inc. Charles Schwab Trust Company, an affiliate of Charles Schwab Investment Management, Inc., is the trustee as defined by the Plan and, therefore, the transactions related to these investments are classified as "party-in-interest" transactions.

Plan investments also include shares of LP common stock. LP is the Plan sponsor, as defined by the Plan and, therefore, the transactions related to the LP common stock are classified as "party-in-interest" transactions.

## 8. TAX STATUS

The Internal Revenue Service has determined and informed LP, by a letter dated February 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code.

## 9. NET CHANGE IN FAIR VALUE BY INVESTMENT TYPE

The Plan's investments, including gains and losses on investments bought, sold, and held during the year, depreciated in value for the year ended December 31, 2001 as follows:

| | |
|---|---|
| Investments at fair value as determined by quoted market prices: | |
| Mutual funds | $ (1,935,322) |
| Common stocks | (6,714,840) |
| Net change in fair value | $ (8,650,162) |

## 10. CONCENTRATION OF RISK

The Plan invests in various securities including money market accounts, mutual funds, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

* * * * * *

## LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

### SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END DECEMBER 31, 2001

| (a) | (b) Identity of Issue | (c) Description of Investment | (d) Number of Shares | (e) Cost | (f) Current Value |
|---|---|---|---|---|---|
| | *Nonparticipant-directed:* | | | | |
| * | Charles Schwab Institutional Advantage Money Fund | Money Market Account | 2,449,352 | $ 2,449,352 | $ 2,449,352 |
| * | Louisiana-Pacific Corporation | Common stock | 2,884,517 | 44,776,756 | 24,346,171 |
| | *Participant-directed:* | | | | |
| * | Charles Schwab Institutional Advantage Money Fund | Money Market Account | 6,568,707 | (1) | 6,568,707 |
| | JP Morgan Institutional Diversified Fund | Mutual Fund | 248,241 | (1) | 3,140,246 |
| | Lazard International Equity Portfolio | Mutual Fund | 70,295 | (1) | 703,653 |
| | MAS Funds Small Cap Value Portfolio | Mutual Fund | 57,654 | (1) | 1,015,856 |
| | Montag & Caldwell Growth Fund | Mutual Fund | 328,362 | (1) | 7,920,097 |
| | PIMCO Total Return Fund Institutional Class | Mutual Fund | 166,019 | (1) | 1,736,563 |
| * | Charles Schwab S&P 500 Investors Shares | Mutual Fund | 115,235 | (1) | 2,037,360 |
| | Janis Growth & Income Fund | Mutual Fund | 8,951 | (1) | 268,260 |
| | Managers Special Equity Fund | Mutual Fund | 1,982 | (1) | 139,907 |
| | Rydex OTC Fund | Mutual Fund | 23,645 | (1) | 261,277 |
| | Weitz Value Portfolio | Mutual Fund | 19,687 | (1) | 675,080 |
| * | Louisiana-Pacific Corporation | Common stock | 2,110,508 | (1) | 17,811,840 |
| | Participant loans | 79 loans, ranging 0-21 years maturity, with interest rates of 7.0% to 9.5% | 227,517 | (1) | 227,517 |
| | | | | | $ 69,301,886 |

* Party-in-interest

(1) Cost is not required as investments are participant-directed

# LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

## SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES
## YEAR ENDED DECEMBER 31, 2001

| (a) Identity of Party Involved | (b) Description of Asset (include Interest Rate and Maturity in Case of Loan) | (c) Purchase Price | (d) Selling Price | (e) Lease/ Rental | (f) Expense Incurred with Trans- actions | (g) Cost of Asset | (h) Current Value of Asset on Transaction Date | (i) Net Gain (Loss) |
|---|---|---|---|---|---|---|---|---|
| * Louisiana-Pacific Corporation | Common stock | $ 2,825,010 | $ - | $ - | $ - | $ 2,825,010 | $ 2,825,010 | $ - |
| * Louisiana-Pacific Corporation | Common stock | - | 9,342,507 | - | - | 14,212,676 | 9,342,507 | (4,870,169) |
| * Charles Schwab Institutional Advantage Money Fund | Money Market Account | 2,239,736 | - | - | - | 2,239,736 | 2,239,736 | - |
| * Charles Schwab Institutional Advantage Money Fund | Money Market Account | - | 2,803,590 | - | - | 2,803,590 | 2,803,590 | - |

* Party-in-interest

*Note:* There were no single reportable transactions for the year ended December 31, 2001.

SIGNATURE

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LOUISIANA-PACIFIC HOURLY 401(k) AND
PROFIT SHARING PLAN
(Name of Plan)

By: Administrative Committee

By: ______________________
Michael J. Tull, Chairman

Dated: June 27, 2002

Deloitte & Touche LLP
Suite 3900
111 S.W. Fifth Avenue
Portland, Oregon 97204-3642

Tel: (503) 222-1341
Fax: (503) 224-2172
www.deloitte.com

Deloitte & Touche

EXHIBIT 23

**INDEPENDENT AUDITORS' CONSENT**

We consent to the incorporation by reference in Registration Statement No. 333-87775 of Louisiana-Pacific Corporation on Form S-8 of our report dated June 14, 2002, appearing in this Annual Report on Form 11-K of Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Portland, Oregon
June 25, 2002

Deloitte
Touche
Tohmatsu